                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                              SCHEDULE 13(d) FILING
                            PURSUANT TO SECTION 13(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              VITRONICS CORPORATION
                            (Name of Subject Company)
                             DTI INTERMEDIATE, INC.
                     DOVER TECHNOLOGIES INTERNATIONAL, INC.
                                DOVER CORPORATION
                                    (Bidders)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                   928503 10 1
                      (CUSIP Number of Class of Securities)

                              ROBERT A. LIVINGSTON
                                 VICE PRESIDENT
                     DOVER TECHNOLOGIES INTERNATIONAL, INC.
                            ONE MARINE MIDLAND PLAZA
                             EAST TOWER, SIXTH FLOOR
                           BINGHAMTON, NEW YORK 13901
                                 (607) 773-2290
           (Name, Address and Telephone Number of Person authorized to
             Receive Notices and Communications on Behalf of Bidder)

                                    COPY TO:

                              ROBERT J. SMITH, ESQ.
                             COUGHLIN & GERHART, LLP
                            ONE MARINE MIDLAND PLAZA
                            EAST TOWER, EIGHTH FLOOR
                           BINGHAMTON, NEW YORK 13901
                                 (607) 723-9511
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CUSIP NO. 928503 10 1

14D-1


1.                          Names of Reporting Persons
               S.S. or I.R.S. Identification Nos. of Above Persons
                             DTI Intermediate, Inc.

2.         Check the Appropriate Box if a Member of a Group (a) / / (b) / /

3.                                 SEC Use Only

4.                                Source of Funds
                                       AF

5.     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                              Items 2(e) or 2(f) / /

6.                     Citizenship or Place of Organization
                                    Delaware

7.         Aggregate Amount Beneficially Owned By Each Reporting Person

                                  7,935,940


8.    Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares / /


9.               Percent of Class Represented By Amount in Row (7)
                                    80.5%

10.                         Type of Reporting Person
                                       CO


CUSIP NO. 928503 10 1

14D-1


1.                           Names of Reporting Persons
               S.S. or I.R.S. Identification Nos. of Above Persons
                     Dover Technologies International, Inc.

2.        Check the Appropriate Box if a Member of a Group (a) / / (b) / /
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3.                                SEC Use Only

4.                               Source of Funds
                                       AF

5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                             Items 2(e) or 2(f) / /

6.                    Citizenship or Place of Organization
                                    Delaware

7.        Aggregate Amount Beneficially Owned By Each Reporting Person

                                   7,935,940


8.     Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares / /


9.             Percent of Class Represented By Amount in Row (7)
                                      80.5%

10.                         Type of Reporting Person
                                       CO


CUSIP NO. 928503 10 1

14D-1


1.                         Names of Reporting Persons
               S.S. or I.R.S. Identification Nos. of Above Persons
                                Dover Corporation

2.        Check the Appropriate Box if a Member of a Group (a) / / (b) / /

3.                                SEC Use Only

4.                               Source of Funds
                                       WC

5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                            Items 2(e) or 2(f) / /

6.                    Citizenship or Place of Organization
                                  Delaware
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7.        Aggregate Amount Beneficially Owned By Each Reporting Person

                                    7,935,940


8.   Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares / /


9.              Percent of Class Represented By Amount in Row (7)
                                      80.5%

10.                         Type of Reporting Person
                                       CO
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                                  TENDER OFFER

         This Statement ("Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on September 9, 1997 as amended by Amendment
No. 1 to Schedule 14D-1 filed with the Commission on October 6, 1997,
(as so Amended, the "Schedule 14D-1"), relating to the offer by DTI Intermediate, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Dover Technologies International, Inc., a Delaware corporation ("Dover Technologies"), an indirect wholly owned subsidiary of Dover Corporation, a Delaware corporation ("Dover"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of Vitronics Corporation, a Massachusetts corporation (the "Company") at $1.90 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 9, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.

Item 10.          Additional Information.

         (f) The tender offer expired as scheduled at 12:00 midnight, New York City time, on October 6, 1997. Approximately 7,935,940 shares of Vitronics Corporation Common Stock have been tendered, which constitutes 80.5% of the outstanding Vitronics Corporation Common Stock. The Merger will be consummated as soon as possible.

Item 11.          Materials to be filed as Exhibits.

         Item 11 is hereby amended to add the following:

         (a)(9) Press Release jointly issued by Dover Technologies and the Company dated October 7, 1997.
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 7, 1997

DTI INTERMEDIATE, INC.


         \s\ John E. Pomeroy
By: _________________________________________
       John E. Pomeroy, President


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

Date:  October 7, 1997

DOVER TECHNOLOGIES INTERNATIONAL, INC.


         \s\ John E. Pomeroy
By: _________________________________________
       John E. Pomeroy, President


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

Date: October 7, 1997

DOVER CORPORATION


         \s\ John E. Pomeroy
By: _________________________________________
       John E. Pomeroy, Vice President
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                                INDEX TO EXHIBITS


EXHIBIT                                   EXHIBIT
NUMBER

(a)(9) Press Release jointly issued by Dover Technologies and the Company dated October 7, 1997